UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

Annual Report Pursuant to Section 15(d)

of the Securities Exchange Act of 1934

As of December 31, 2017 and December 31, 2016 and

for the years ended December 31, 2017 and December 31, 2016

Commission file number 1 – 7635

A. Full title of the plan and the address of the plan if

different from that of the issuer named below:

TWIN DISC, INCORPORATED – THE

ACCELERATOR 401 (K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the

Plan and the address of its principal executive office:

TWIN DISC, INCORPORATED

1328 Racine Street

Racine, WI 53403

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Benefits Committee

Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan (“Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes. In our opinion, the financial statements referred to above presently fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. We believe that our audits provide a reasonable basis for our opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also include evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Wipfli LLP

We have served as the Plan’s auditor since 2011

June 8, 2018

Milwaukee, WI

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016

Assets:
Investments, at fair value	$75,247,103	$69,802,876

Receivables:
Participant contribution	53,695	54,503
Company contribution	16,808	16,069
Notes receivable from participants	1,077,382	1,193,625

Total receivables	1,147,885	1,264,197

NET ASSETS AVAILABLE FOR BENEFITS	$76,394,988	$71,067,073

See accompanying notes to financial statements.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2017 and 2016

	2017	2016

Additions to net assets attributed to:
Investment earnings:
Net appreciation in fair value of investments	$8,697,151	$3,806,126
Dividend income	3,714,641	2,100,120

Total investment earnings	12,411,792	5,906,246

Interest income on notes receivable from participants	49,545	50,728

Contributions:
Company	622,442	565,873
Participants	2,078,426	1,864,209
Rollovers	517,741	88,868

Total contributions	3,218,609	2,518,950

Total additions	15,679,946	8,475,924

Deductions from net assets attributed to:
Administrative fees	14,199	3,249
Benefits paid to participants	10,337,832	9,480,736

Total deductions	10,352,031	9,483,985

Net increase (decrease)	5,327,915	(1,008,061)

Net assets available for benefits at beginning of year	71,067,073	72,075,134

Net assets available for benefits at end of year	$76,394,988	$71,067,073

See accompanying notes to financial statements.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 1	Plan Description

The following brief description of the Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

General

The Plan, established April 1, 1986, is a defined-contribution plan covering employees of Twin Disc, Incorporated, (“the Company”) and its subsidiaries that have adopted the plan, who have completed two months of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Benefits Committee is responsible for oversight of the Plan. The Benefits Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

Contributions

Participants may elect to contribute up to 100% of annual gross income with contributions limited under provisions of the Internal Revenue Code (“IRC”). Participants age 50 and older are eligible to contribute catch-up contributions to their account. Participants may contribute to the plan via wage deferrals. The annual maximum contribution is limited by the IRC. In addition, participants may contribute distributions from other qualified plans (“rollovers”).

Participants allocate their contributions and account balances among various investment options offered by the Plan. Participants may direct such allocations in any whole percentage increment and allocations can be changed at any time. The Plan includes an auto-enrollment provision where by all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in the T. Rowe Price Retirement Fund that is targeted for the year closest to the date the participant will turn 65. The Plan also includes an auto-increase program which will increase the automatically enrolled participant’s account contribution percentage by 1% of the participant’s pay each year on January 1st until the contribution percentage is at 6% and the service stops. The participant will stay at that percentage until a different election is made.

The Company matches a percentage of each participant’s 401(k) contributions, up to 6% of compensation. The contribution percentage for the years ended December 31, 2017 and 2016 was 50%.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 1	Plan Description (Continued)

Withdrawals

Upon termination of employment, including retirement, a participant may elect to receive a lump sum amount equal to the value of his or her account or elect to make a partial withdrawal of his or her account and leave the balance of the account in the Plan until a later date. Participants must begin withdrawing from the Plan no later than April 1 which follows the calendar year upon reaching age 70½.

Upon termination of service due to death or disability, a participant may elect to receive a lump sum amount equal to the value of his or her account.

Employee pre-tax contributions may be withdrawn from a participant’s account in the event of severe financial hardship or entry into active duty in qualified military service for more than 30 days. Employee Roth contributions are not eligible for hardship withdrawals. Employee Roth contributions are eligible for an active duty withdrawal.

Employee pre-tax contributions and employer matching contributions may be withdrawn from a participant’s account once annually upon attainment of age 59½. Roth contributions are not eligible for this withdrawal.

Vesting

Participants are immediately 100% vested in their account balances.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Plan earnings (losses). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings (losses), account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 1	Plan Description (Continued)

Participant Accounts (Continued)

The Trustee of the Plan is T. Rowe Price Trust Company, and the recordkeeping services for the Plan are provided by T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”). T. Rowe Price maintains individual accounts for each participant for their respective investment in each of twenty-six available investment funds. For all investment programs which are mutual funds or collective trust funds, participant balances are maintained on a share or unit basis, as appropriate. Participant investments in the Twin Disc, Inc. Stock are accounted for on a share method.

Notes Receivable from Participants

Participants may borrow against their individual account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000, 50% of the account balance, or 100% of non-Roth contributions. The interest rate on notes is 1% above the prime rate. Notes are granted in a uniform and nondiscriminatory manner based on the policy as set forth by the Benefits Committee. The note is secured by the balance in the participant’s account. The note proceeds are made pro-rata from the investment elections of the participant. The principal and interest paid on the note is credited only to such participant's account balance. Participant notes are repaid over a period not exceeding five years unless the note is used to purchase a principal residence, in which case the note shall be repaid over a period not exceeding fifteen years.

Funding Policy

The Company remits participant elective contributions as soon as practical after participants’ contributions have been withheld from the participant wages. The Company’s matching contribution are remitted to the Plan each pay period.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodians. See Note 3 for discussion of fair value measurements. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make note repayments and the plan administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded. Delinquent notes are treated as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits paid to participants are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)

Adoption of New Accounting Pronouncements

Effective January 1, 2016, the Plan adopted ASU 2016-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The new amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. In addition, the amendments remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.

The Plan has applied ASU 2016-07 retrospectively, as required and presents the investment disclosure required by this new guidance in Note 3, Fair Value Measurements. The adoption did not have a material effect on the financial statements.

Effective January 1, 2016, the Plan adopted Accounting Standards Update ("ASU") No. 2016-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), which simplifies the required disclosures related to employee benefit plans. Part I - Fully Benefit-Responsive Investment Contracts, eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II - Plan Investment Disclosures, eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using estimated fair value by general type, however, plans are no longer required to disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III - Measurement-Date Practical Expedient permits Plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. Part III is not applicable to the Plan.

The Plan applied the provisions retrospectively. The adoption did not have a material effect on the financial statements.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)

Subsequent Events Subsequent events have been evaluated through June 8, 2018, which is the date the financial statements were available to be issued.

Note 3	Fair Value Measurements

A fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Company stock: Valued at the closing price reported on the active market on which the individual stock is traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 3	Fair Value Measurements (Continued)

Common collective trust: Valued based on NAV provided by the fund. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund would sell the investment for an amount different from the reported NAV. The common collective trust fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors. The common collective trust fund provides for daily participant redemptions by the Plan at reported NAV per share, with no advance notice requirement. There are no unfunded commitments. There are no redemption restrictions.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at:

December 31, 2017	Level 1	Level 2	Level 3	Total

Company stock	$6,713,710	$-	$-	$6,713,710
Mutual funds	54,718,904	-	-	54,718,904
Total assets in the fair value hierarchy	61,432,614	-	-	61,432,614

Investments measured at net asset value (a)	-	-	-	13,814,489

Investments at fair value	$61,432,614	-	$-	$75,247,103

December 31, 2016	Level 1	Level 2	Level 3	Total

Company stock	$3,681,295	$-	$-	$3,681,295
Mutual funds	47,719,814	-	-	47,719,814
Total assets in the fair value hierarchy	51,401,109	-	-	51,401,109
Investments measured at net asset value (a)	-	-	-	18,401,767
Investments at fair value	$51,401,109	$-	$-	$69,802,876

(a) In accordance with Subtopic 820-10, certain investments were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 4	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue contributions and to terminate the Plan subject to the provisions of ERISA.

Note 5	Income Tax Status

The Internal Revenue Service (“IRS”) has determined by a letter dated June 19, 2012, that the Plan was designed in accordance with the applicable sections of the IRC. The Plan has been amended since the receipt of the letter. The Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Accordingly, the Plan administrator believes the Plan is exempt from federal and state income taxes. Plan management evaluates uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions and there are currently no audits in progress.

Note 6	Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 7	Party-In-Interest Transactions

The Plan holds shares of mutual funds and units in a common collective trust managed by an affiliate of the Plan Trustee. The Plan also invests in the common stock of the Company and issues notes receivable to participants. These transactions qualify as party-in-interest transactions. These transactions are not considered prohibited transactions under 29 CFR 480(b) of the ERISA regulations. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 8	Related Party Transactions

The number of shares and fair values of Twin Disc, Incorporated common stock as of December 31, 2017 and 2016 were as follows:

	Shares		Fair Value
	December 31,		December 31,
	2017	2016	2017	2016

Twin Disc, Inc. Stock	252,680	252,143	$6,713,710	$3,681,295

The plan purchased 105,480 and 134,800 shares of Twin Disc, Incorporated common stock for $2,013,071 and $1,413,088 during 2017 and 2016, respectively. The Plan sold 104,943 and 67,171 shares of Twin Disc, Incorporated common stock for $2,146,935 and $807,294 during 2017 and 2016, respectively.

Note 9	Reconciliation to Form 5500

The following is a reconciliation of changes of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2017	2016

Decrease in net assets available for benefits per Form 5500	$5,327,915	$(1,022,761)

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	-	14,700
Decrease in net assets available for benefits per financial statements	$5,327,915	$(1,008,061)

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #39-0667110 Plan #005

December 31, 2017

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Baird Core Plus Bond Inst	Registered Investment Company	**	$3,607,997
	DFA Emerging Markets Value Fund	Registered Investment Company	**	417,329
	Dodge & Cox Balanced Fund	Registered Investment Company	**	3,618,932
	Lazard International Strategic Equity Instl Fund	Registered Investment Company	**	1,356,533
	Vanguard 500 Index Admiral Fund	Registered Investment Company	**	5,708,471
	Vanguard Total Bond Market Index Admiral Fund	Registered Investment Company	**	374,567
	Vanguard Treasury Money Market	Registered Investment Company	**	8,622
	William Blair Small Cap Growth Fund	Registered Investment Company	**	2,462,474
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	**	10,843,811
*	T. Rowe Price Mid Cap Value Fund	Registered Investment Company	**	7,391,740
*	T. Rowe Price Small Cap Value Fund	Registered Investment Company	**	2,653,605
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	**	205,836
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	**	225,543
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	**	1,107,600
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	**	4,064,606
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	**	3,260,984
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	**	1,924,912
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	**	1,694,602
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	**	1,637,235
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	**	613,075
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company	**	941,926
*	T. Rowe Price Retirement 2055 Fund	Registered Investment Company	**	357,813
*	T. Rowe Price Retirement 2060 Fund	Registered Investment Company	**	47,185
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	**	193,506
*	T. Rowe Price Stable Value Fund	Common Collective Trust	**	13,814,489
*	Twin Disc, Incorporated	Common Stock	**	6,713,710
	Investments at fair value			75,247,103

*	Notes receivable from participants, interest rates ranging between 4.25% and 5.75%, maturities ranging from 2018 to 2030	Notes receivable	$0	1,077,382
				$76,324,485
*	The party involved is known to be a party-in-interest to the Plan.
**	Information is not required for participant-directed investments

See accompanying report of independent registered public accounting firm

EXHIBIT INDEX

EXHIBITS TO THE ANNUAL REPORT ON FORM 11 – K

The exhibits listed below are filed as part of this Annual Report on Form 11–K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S–K.

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Certification pursuant to 18 U.S.C. Section 1350

99.2	Certification pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

TWIN DISC, INCORPORATED –

THE ACCELERATOR 401(K) SAVINGS PLAN

June 8, 2018	/s/ Jeffrey S. Knutson
Jeffrey S. Knutson
Vice President – Finance, Chief Financial Officer, Treasurer and Secretary

/s/ Denise L. Wilcox
Denise L. Wilcox
Vice President – Human Resources